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                                   Exhibit 1

  NetLive Communications, Inc. Signs Letter of Intent For Business Combination

NEW YORK, March 12, 1998--NetLive Communications Inc. (NASDAQ: NETL, NETLW), a developer of Internet-based communication systems, announced today that it has entered into a letter of intent with Linda Industries Pty. Ltd., an Australian manufacturer of electric consumer products.

Under  the  terms  of the  proposed  transaction,  the  stockholders  of  Linda
Industries would exchange all of their shares of Linda Industries for a combination of shares of common stock and convertible preferred stock, representing a substantial majority of the common stock, of NetLive. The precise number of shares issued to Linda Industries will be subject to adjustment based upon certain contingencies. The closing of the proposed transaction is subject to, among other things, both companies completing their due diligence, the negotiation and execution of definitive agreements, and NetLive obtaining stockholder and other approvals.

"Thus far, I am impressed with Linda Industries and I believe that the proposed transaction would be in the interest of our stockholders," said Michael Kharitonov, NetLive's Chairman, CEO and President.

NetLive also announced that, in order to conserve its resources and focus its efforts on the proposed transaction with Linda Industries, NetLive is curtailing its current business operations and terminating the employment of all of its non-executive employees. The majority of such terminations will become effective tomorrow.

Finally, NetLive announced that it has received a letter from The NASDAQ Stock Market, Inc. indicating that NetLive's securities were scheduled for delisting from the NASDAQ SmallCap Market for non-compliance with the new net tangible assets/market capitalization/net income requirements. Yesterday, NetLive requested a hearing to obtain a temporary exception to the new listing requirements, which automatically stays a delisting. NetLive stated that it intends to strenuously contest the threatened delisting.



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